FORM 3		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington,D.C. 20549	OMB APPROVAL
OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response 0.5
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Ludwig, Jon V.	2. Date of Event Requiring Statement (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol eLinear, Inc. (ELIN)
(Last) (First) (Middle) 8800 Jameel Road, Suite 170		5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give title below) ___ Other (specify below) ______President_____________	6. If Amendment, Date of Original (Month/Day/Year)
3. IRS Identification Number of Reporting Person, if an entity (voluntary)
(Street) Houston, Texas 77040			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	454,500	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Securities (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion of Exercise Price of Deriva tive Security	5. Owner- ship Form of Deriv- ive Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expiration Date	Title	Amount or Number of Shares
Options	12/29/00	12/29/05	common stock	100,000	$2.18	D
Options	6/29/01	6/29/06	common stock	50,000	$2.90	D
Options	6/29/02	6/29/06	common stock	50,000	$2.90	D
Options	6/29/03	6/29/06	common stock	50,000	$2.90	D
Options	6/29/04	6/29/06	common stock	50,000	$2.90	D

Explanation of Responses:

                                                                                               /s/ Jon V. Ludwig_________________________ __4/10/02______
                                                                                               Name                                                                             Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations **Signature of Reporting Person Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.